LIGHTBRIDGE CORPORATION
1600 Tyson’s Blvd., Suite 550
McLean, VA  22102
571.730.1200

November 20, 2009

By EDGAR Transmission

Thomas Kluck
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Lightbridge Corporation
Registration Statement on Form S-3
Commission File No. 333-162671

Dear Mr. Kluck:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Lightbridge Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement and declare such Registration Statement effective at 4:30 p.m. (Eastern Time) on Tuesday, November 24, 2009, or as soon thereafter as practicable.

We acknowledge and agree that:

•
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In making this request for acceleration, we are aware of our respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement.  We have reviewed Rules 460 and 461 under the Securities Act regarding requesting acceleration of a registration statement, and we believe we are in compliance with those Rules.

We believe that our prospectus complies with the plain English principles set forth in the revisions to Rule 421 of the Securities Act.  Additionally, the Company and the management, who are responsible for the accuracy and adequacy of the disclosure in the registration statement, are certain that they have provided all information investors require for an informed decision with respect to the registered securities.

If you have any questions or would like to discuss this request, please feel free to contact Louis Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel, at (202) 663-8158.

Very truly yours,

LIGHTBRIDGE CORPORATION

By:	/s/ Seth Grae
Seth Grae
Chief Executive Officer